Exhibit 12.1

EMULEX CORPORATION

RATIO OF EARNINGS/ DEFICIT OF EARNINGS TO FIXED CHARGES

	Fiscal Years

	2004	2003	2002	2001	2000

EARNINGS:
Pretax income (loss) from continuing operations	$(494,260)	$105,951	$(96,527)	$8,584	$43,830
Fixed charges	5,148	5,946	3,722	173	138

Total earnings	$(489,112)	$111,897	$(92,805)	$8,757	$43,968

FIXED CHARGES:
Interest expensed	4,754	5,510	3,396	$1	$32
Interest within rental expense	394	436	326	172	106

Total fixed charges	$5,148	$5,946	$3,722	$173	$138

RATIO OF EARNINGS TO FIXED CHARGES	N/A	19	N/A	51	319

DEFICIT OF EARNINGS TO FIXED CHARGES	(494,260)	N/A	(96,527)	N/A	N/A